

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 30, 2016

<u>Via E-Mail</u>
Angeliki Frangou
Chairman and Chief Financial Officer
Navios Maritime Acquisition Corporation
7 Avenue de Grande Bretagne
Office 11B2
Monte Carlo, MC 98000
Monaco

> **Re:** **Navios Maritime Acquisition Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 22, 2016**
> **File No. 1-34104**

Dear Mr. Frangou:

We refer you to our comment letter dated September 19, 2016 regarding potential business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd E. Mason, Esq.
        Thompson Hine LLP

        Anne Parker
        Assistant Director